June 28, 2013

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-1520

Neuberger Berman Equity Funds
-- Neuberger Berman International Equity Fund
File Nos. 002-11357; 811-00582

Re:  Request for Selective Review for Post-Effective Amendment No. 168

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of Neuberger Berman Equity Funds (the “Registrant”), pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, is Post-Effective Amendment No. 168 to the Registrant’s Registration Statement on Form N-1A (“PEA 168”) on behalf of the series listed above (the “Fund”).  PEA 168 includes a Class R6 prospectus (the “Prospectus”) and a statement of additional information (the “SAI”) relating to the Registrant’s issuance of Class R6 shares of the Fund.  This transmission includes a conformed signature page signed by the Registrant and by power of attorney for a majority of the Trustees, the manually signed originals of which are maintained at the office of the Registrant.

The primary purpose of this filing is to add Class R6 as a new class of shares of the Fund.  This filing is not intended to affect the prospectus or SAI of any other Class of the Fund or any other previously registered series (or Class of such series) of the Registrant.

The form and text of the Prospectus and the form and text of the SAI do not differ in any significant way from the Registrant’s currently effective registration statement reviewed by the Staff in the following registration statements of the Registrant filed pursuant to Rule 485(a):

Post-Effective Amendment No. 163 to the Registrant’s registration statement on Form N-1A filed pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the 1940 Act and the regulations thereunder (Accession No. 0000898432-13-000049) (January 11, 2013).

Securities and Exchange Commission
June 28, 2013

Post-Effective Amendment No. 160 to the Registrant’s registration statement on Form N-1A filed pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the 1940 Act and the regulations thereunder (Accession No. 0000898432-12-001110) (October 16, 2012).

Accordingly, we request that the Staff use the limited review procedure of 1933 Act Release No. 6510 (February 15, 1984) in reviewing PEA 168.  Pursuant to Rule 485(a)(1) under the 1933 Act, PEA 168 will become effective 60 days after the filing date on August 27, 2013.  The Registrant respectfully requests that the Staff furnish the Registrant with any comments on this filing by July 26, 2013.  This will assist the Registrant in keeping to its expected commencement of operations date and prospectus printing schedule.

Should you have any questions, please do not hesitate to call me at (202) 778-9403 or Franklin H. Na at (202) 778-9473.  Thank you for your attention.

Sincerely,

/s/ Marguerite W. Laurent